DAY PITNEY LLP

FRANK E. LAWATSCH, JR.
Attorney At Law
T: (212) 297-5830
E: FLawatsch@DayPitney.com

January 25, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

405 Fifth Street, N.W.

Washington, DC 20549-0405

Re:

Ridgewood Energy K Fund, LLC

Ridgewood Energy L Fund, LLC

Ridgewood Energy M Fund, LLC

Ridgewood Energy O Fund, LLC

Ridgewood Energy P Fund, LLC

Ridgewood Energy Q Fund, LLC

File Nos. 0-51266, 0-51267, 0-51268, 0-51924,
0-51926, 0-51927 respectively

Dear Mr. Schwall:

This letter will document the request of Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC, Ridgewood Energy M Fund, LLC, Ridgewood Energy O Fund, LLC, Ridgewood Energy P Fund, LLC and Ridgewood Energy Q Fund, LLC (each a “Fund” and collectively the “Funds”) that each of the Funds be permitted to file an amended Form 10-A which incorporates by reference their respective Form 10-Ks for the year ended December 31, 2006 (“2006 Form 10-Ks”). In the very rare instance where a Form 10 disclosure is broader or more inclusive, the Funds will include that information in the 2006 Form 10-K or in the Form 10-A. Each of the Funds is currently refiling (or has refiled) all of their respective Form 10-Ks and Form 10-Qs since inception to restate financial results and reflect the reaudits of all of its annual financial statements by Deloitte & Touche LLP, the independent registered public accounting firm that replaced its former independent registered public accounting firm since inception of the Funds. The amended Forms 10-K and 10-Q will

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NEW YORK   NEW JERSEY   CONNECTICUT   BOSTON   WASHINGTON, D.C.

DAY PITNEY LLP

Mr. H. Roger Schwall

January 25, 2007

collectively respond to all outstanding comments received from the staff of the Commission regarding the Forms 10 or 10-A. We believe this is an efficient way for the Funds to achieve full compliance with their filing obligations under Section 13(a) of the Securities Exchange Act of 1934, as amended. The anticipated schedule for their respective filings to correct the current past due situation is set forth in Schedule I.

Please call me with your response to my client’s request at (212) 297-5830.

Very truly yours,

FRANK E. LAWATSCH, JR.

FEL/ms

Attachment

SCHEDULE I

Fund	2005 10-Ks	2005 10-Qs	2006 10-Qs	Form 10-A/ 2006 Form 10-K
K	Jan. 31 ‘07	Jan. 31 ‘07	Jan. 31 ‘07	March 31 ‘07
L	Feb. 15 ‘07	Feb. 15 ‘07	Feb. 15 ‘07	March 31 ‘07
M	Feb. 28 ‘07	Feb. 28 ‘07	Feb. 28 ‘07	March 31 ‘07
O	N/A	N/A	N/A	March 31 ‘07
P	N/A	N/A	N/A	March 31 ‘07
Q	N/A	N/A	N/A	March 31 ‘07